UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                For the period   August 10, 2000 to August 21, 2000
                                 ----------------------------------


                                   JACADA LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                           11 GALGALEI HAPLADA STREET,
                             HERZLIYA, 46722 ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                    Form 20-F |X|        Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|




54497.0003

                                EXPLANATORY NOTE

Attached is:

1.         Press Release, released publicly on July 21, 2000; and

















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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        Date: August 21, 2000


                     JACADA LTD.

                     By: /s/ Ran Oz
                         --------------------------------------------------
                         Name:  Ran Oz
                         Title: Chief Financial Officer & General Manager














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
DELTA AIR LINES SELECTS E-BUSINESS SOLUTION FROM JACADA


ATLANTA - July 21, 2000 - Delta Air Lines (NYSE: DAL) and Delta Technology have selected Jacada Ltd. (NASDAQ: JCDA), a leading provider of e-business infrastructure software, to Web-enable access to the airline's crew scheduling systems.

More than 27,000 Delta flight crew members currently access their scheduling assignments through character-based terminals located in crew lounges at airports serviced by Delta. Jacada's software will be utilized to make the mainframe-based crew scheduling applications available via Delta's intranet, as well as graphically enhance the application in order to provide additional convenience and ease-of-use to employees.

Jacada's software will be deployed on Delta's "Wired Workforce" infrastructure. The Wired Workforce program - announced earlier this year by Delta - offers Delta employees the opportunity to purchase home computers at a discount and provides unlimited Internet access, as well as secure access to the company intranet. The Wired Workforce program is designed to help Delta employees become more informed and effective in their personal and professional lives, as well as facilitate communication with employees through technology.

"Delta Air Lines is leading the industry in its commitment to use technology to deliver added convenience and services to its passengers and employees," said Robert P. DeRodes, Delta's chief information officer and president and chief executive officer of Delta Technology, Inc. "We are empowering one of the largest mobile workforces in the world with technology that delivers the tools and information they need."

"Delta is among the world leaders in using today's Internet-enabling technology to the advantage of its employees," said Gideon Hollander, CEO of Jacada. "Global companies like Delta Air Lines have a significant investment in mainframe and back office systems. We are seeing a tremendous demand for Internet-enabling solutions like Jacada that leverage existing investments and extend legacy applications."


ABOUT JACADA LTD.

Founded in 1990, Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business and wireless solutions and to empower enterprise developers to build Internet applications. The Company operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at WWW.JACADA.COM or at 1-800-773-9574.

ABOUT DELTA AIR LINES, INC.

Delta's goal is to become the #1 airline in the eyes of its customers, flying passengers and cargo from anywhere to everywhere. Passengers already choose to fly Delta more often than any other airline in the world. Customers can choose from more than 5,299 flights each day to 362 cities in 58 countries on Delta, Delta Express, Delta Shuttle, the Delta Connection carriers, and Delta's Worldwide Partners. Delta is a founding member of the SkyTeam global airline alliance, which provides customers with extensive worldwide destinations, flights and services. For more information, visit Delta at WWW.DELTA-AIR.COM.


ABOUT DELTA TECHNOLOGY, INC.

Delta Technology is Delta Air Lines information technology subsidiary, providing leading-edge information technology solutions and services. The company is based in Atlanta and employs more than 2,400 people.













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